United States Securities and Exchange Commission

March 15, 2016

March 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Attention:  Martin James, Senior Assistant Chief Accountant

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Remedent, Inc.

Form 10-K for the year ended March 31, 2015 filed July 29, 2015

File No. 1-15975

Dear Mr. James:

This letter is in response to the Staff’s letter of March 3, 2016, and addresses the comments stated therein relating to the Company’s Form 10-K for the year ended March 31, 2015 (“Form 10-K”).

Form 10-K for Fiscal Year Ended March 31, 2015

Item 9A. Controls and Procedures, page 33

1.	You disclose that management used the framework Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway (COSO). Please tell us whether management used the COSO framework of 2013 in performing its assessment and revise the report in future filings to discloses the framework used, as required by Item 308(a)(2) of Regulation S-K.

RESPONSE: We acknowledge Staff’s comment.  In response to Staff’s comment, we advise that through the year ended March 31, 2015 we continued to rely upon the 1992 COSO Framework and we proceeded to adopt COSO 2013 throughout the current year. We recognize that the 1992 COSO Framework was superseded by COSO 2013 after December 15, 2014 however as of March 31, 2015 we determined that there would not be any impact to our internal controls over financial reporting since the adoption of COSO’s 2013 framework was not expected to and indeed has not resulted in any significant changes to the design of our internal controls over financial reporting. We will report accordingly in our future filings as required by Item 308(a)(2) of Regulation S-K.

United States Securities and Exchange Commission

March 15, 2016

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-1

2.	Please tell us why you reflect your other receivable of $1,150,000 as a current asset and explain the terms of payment to us. Refer to ASC 310-10-45-9.

RESPONSE: We acknowledge Staff’s comment. Our other receivable of $1,150,000 was recorded as a current asset because management considered the proceeds to be consumed within the year. The terms of the payment are upon demand of Remedent’s management. We will be acting as an exclusive distributor for a new product, an intra oral scanner, named ‘the Condor’ with its state of the art design software for dental applications. The proceeds will be used for the final launch in Greater China and its surrounding countries. The development of this product however encountered some unexpected delays in its finalisation. The final launch is now planned for the next quarter, being the quarter ending June 30th, 2016. Accordingly we have continued to record the other receivable as a current asset.

Consolidated Statements of Comprehensive Income (Loss), page F-6

3.	In future filings, please present your separate consolidated statements of comprehensive income (loss) consecutive to (i.e., immediately following) your consolidated statements of operations. Refer to ASC 220-10-45-1.

RESPONSE: We acknowledge Staff’s comment. Our separate consolidated statements of comprehensive income (loss) will be filed consecutive to (i.e., immediately following) our consolidated statements of operations.

Note 3. Long-term Investments, page F-12

4.	In your future filings that include annual and interim financial statements, please provide the summarized financial information required by ASC 323-10-50-3© and Item8-03(b)(3) of Regulation S-X for significant equity investors. It appears that the summarized information would be required for GlamSmile Asia Ltd.

RESPONSE: We acknowledge Staff’s comment and in future filings, the Company will disclose summarized information as to assets, liabilities and results of the operations of the investee, GlamSmile Asia Ltd.

5.	In this note you refer to both GlamSmile Asia Ltd. And GlamSmile Dental Technology Ltd. Please tell us your ownership interest in each of these entities and describe to us the relationship between the two entities. Clarify for us whether your wholly owned subsidiary, Remedent N.V. owns a 21.5% interest in each of the entities or only in GlamSmile Dental. Similarly, clarify for us whether GlamSmile Asia Ltd. Is a 100% subsidiary of GlamSmile Dental.

REPONSE: We acknowledge Staff’s comment. Remedent NV owns 21.5% of GlamSmile Dental Technology Ltd. and GlamSmile Dental Technology Ltd. owns 100% of GlamSmile Asia Ltd. As such, Remedent NV indirectly owns 21.5 % of GlamSmile Asia Ltd. We will adjust our disclosure in future filings to better clarify the relationship.

United States Securities and Exchange Commission

March 15, 2016

Note 14. Income Taxes, page F-17

6.	Please describe to us each of the items included in the “Permanent differences” captions shown on the reconciliation on page F-18 and show us how the amounts were calculated.

RESPONSE: We acknowledge Staff’s comment. The items included in “Permanent Differences” represented our use of tax losses carried forward” for foreign subsidiaries. As such, the subsidiary Remedent NV, although profitable over the year, used its carried forward losses and as a result was exempted of statutory taxes. Important to mention is that there is no time limitation on the application of tax losses carried forward. With reference to the calculation, the statutory tax rate for the foreign subsidiaries are 35 % on the pre-tax income for both mentioned years, being 2015 and 2014.

Note 19. Financial Instruments, page F-20

7.	Refer to the reconciliation of the beginning and ending balances for long-term advances and investments at the bottom of page F-21. Please respond to the following:

•	Please reconcile the level at which you measured fair value as shown in the table above the reconciliation for your long-term investment and advance (“2”) to the reconciliation (“3”).

RESPONSE: We acknowledge Staff’s comment. We encountered a typo in mentioning the level for our long-term investment and advance in the table above the reconciliation of our long term investment – It should have read a level 3 instead of level 2 as currently shown. The disclosure in our future filings will be revised in accordance to the explanation.

•	Please explain the two entries shown for 2014 and explain why the equity income from the investment for that year is shown as a transfer out of your level 3 investment.

RESPONSE: We acknowledge Staff’s comment. $156,620 refers to the profit for the year 2014 following the equity method from our Long Term investment; $ (1,338,042) refers to the value of the shares sold at January 30, 2014, in the transaction which reduced our Long Term Investment from 29.4% to 21.51%, as also described at pages F-13 and F-14. The equity income from the investment for 2014 is wrongly shown as a transfer out of level 3 investment due to the input at the wrong line-item during the editorial of the document. It should have been shown at the line “gains (losses)” – consequently, the current amount referring to the value of the shares sold should have been shown at the line “transfer in (out) of level 3. The disclosure in our future filings will be revised in accordance with the explanation.

United States Securities and Exchange Commission

March 15, 2016

•	Since we note from page F-7 that your account for your investment in GlamSmile Asia Ltd. Using the equity method, please tell us how you determined the fair value of this investment as we note that the amount is the same as carrying value. In future filings please tell us how you determined the fair value of this investment as we note that the amount is the same as carrying value. In future filings please describe the valuation technique used to determine fair value for your long-term investment and advance. Refer to ASC 820-10-50-2(bbb)).

RESPONSE: We acknowledge Staff’s comment. As a company, we approach the valuation of our investments in a conservative way. Therefore we consider the fair value of the investment to be its carrying value which equals the Company’s interest in the equity position of the investment. We do have procedures in place for identifying impairment risk indicators, which enables us to identify possible overstatements of carrying value on investments in time. Considering the positive results of the investment this is not the case.

If you have any questions or for further discussions relating to this matter please feel free to contact me via mail philippeva@remedent.be or at +32 9 241 58 80

Sincerely, /s/ Philippe Van Acker Philippe Van Acker Chief Financial Officer